Filed Pursuant to Rule 433

Registration No. 333-254807

Supplementing the Preliminary Prospectus

Supplement dated March 29, 2021

(To Prospectus dated March 29, 2021)

Kohl’s Corporation

Final Term Sheet

March 29, 2021

$500,000,000 3.375% Notes due 2031

Issuer:	Kohl’s Corporation

Security:	3.375% Notes due 2031

Trade Date:	March 29, 2021

Settlement Date:	March 31, 2021 (T+2)

Aggregate Principal Amount:	$500,000,000

Maturity Date:	May 1, 2031

Benchmark Treasury:	UST 1.125% due February 15, 2031

Benchmark Treasury Yield and Price:	1.728% ; 94-17+

Spread to Benchmark Treasury:	+167 basis points

Yield to Maturity:	3.398%

Price to Public:	99.802%

Coupon (Interest Rate):	3.375%

Interest Payment Dates:	May 1 and November 1 of each year, commencing November 1, 2021

Make-Whole Call:	Prior to February 1, 2031; T+25 bps

Par Call:	On or after February 1, 2031

CUSIP / ISIN:	500255 AX2 / US500255AX28

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	BMO Capital Markets Corp. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Capital One Securities, Inc. Comerica Securities, Inc. Fifth Third Securities, Inc. HSBC Securities (USA) Inc. PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, In. toll-free 1-800-294-1322 or dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC, collect at (212) 834-4533, or Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com.

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